via EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Special Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	South Street Financial Corp. Schedule 13E-3 and Preliminary Proxy

Statement on Schedule 14A filed December 11, 2006

SEC File Nos.: 005-49027 and 000-21083

Dear Mr. Duchovny:

In response to your letter dated December 22, 2006 regarding the above-referenced filings, South Street Financial Corp. is submitting a revised Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A for your review. All filings have been submitted so that the changes are highlighted in a blacklined format. In addition, this letter outlines our specific responses to your comments in your December 22, 2006 letter. All defined terms used in this letter shall have the same meaning as in the above-referenced disclosure documents.

Schedule 13E-3

General

1.	In response to your comment, please see the attached letter to South Street Financial Corp. from Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. addressing the issues reflected in your first comment.

Item 3. Identity and Background of Filing Person

2.	The knowledge qualifier which you have referenced has been deleted as requested.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

Proxy Statement

General

3.	In response to your comment, the proxy card has been amended to reflect that the shareholders may vote separately as to the Authorization and the Conversion (as defined in the Preliminary Proxy Statement). In addition, certain clarification has been included in the Notice of Special Meeting, as well as in the Preliminary Proxy Statement under the sections “General Information”, “Summary Term Sheet”, “Questions and Answers”, “Description of the Amendment and Recapitalization; “Structure of the Transaction”, “Additional Special Meeting Information; Purposes of Special Meeting” and “-Vote Required for Approval” as to the fact that these matters will be voted on separately, but the effectiveness of either is conditioned upon approval of both.

4.	We have removed the additional subproposal separately approving the thirty (30) day Put Option to future preferred stockholders from the letter to participants in the ESOP as well as the proxy card. We believe that this does not need to be included as a separate matter since this Put Option is a characteristic of the Series A Preferred Stock, as reflected in the Amendment, which is being approved in the first proposal.

5.	Prior to filing the Schedule 13E-3 and the Preliminary Proxy Statement, the Company carefully considered whether the 30 day Put Option, which will be available to future preferred stockholders, could constitute a “tender offer” such that Section 13(e) of the Exchange Act, Rule 13e-4 (and specifically the definition set forth in Rule 13e-4(a)(2)) and Regulation 14E would be applicable, and after conducting research on the issue and inquiring further with the SEC, it determined that the 30 day Put Option would not constitute a tender offer.

It is our understanding that there is no objective statutory or regulatory definition of the term “tender offer,” but rather Congress and the SEC have adopted a flexible approach in considering what constitutes a tender offer. THOMAS LEE HAZEN, TREATIES ON THE LAW OF SECURITIES REGULATION §11.4 (5th ED. 2005). Because no single definition of “tender offer” has been adopted, Hazen proposes that the SEC has developed an eight-factor test to determine whether a tender offer exists. Id. The factors are simply broad guidelines and are to be weighed rather than counted numerically. Id. Hazen states that these eight guidelines are as follows:

1.	active and widespread solicitation of public shareholders;

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

2.	solicitation for a substantial percentage of the issuer’s stock;

3.	whether the offer to purchase is made at a premium over prevailing market price;

4.	whether the terms of the offer are firm rather than negotiable;

5.	whether the offer is contingent on the tender of a fixed minimum number of shares;

6.	whether the offer is open only for a limited period of time;

7.	whether the offerees are subject to pressure to sell their stock; and

8.	the existence of public announcements of a purchasing program that precede or accompany a rapid accumulation of stock.

Id. (Citing Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979); Hoover Co. v. Fuqua Industries, Inc., 1979 WL 1244, [1979-1980 Transfer Binder] Fed. Sec. L.Rep. (CCH) ¶ 97,107 (N.D. Ohio 1979).)

The Company does not feel that the Put Option characteristic of the Series A Preferred Stock constitutes a tender offer in substance for a number of reasons. For example, there is no solicitation to purchase the shares. It is satisfactory to the Company if it does not purchase any of the shares of Series A Preferred Stock after the Conversion. Rather, these preferred shareholders simply have an option to liquidate their holding if they so chose. Also, this only affects a small number of shareholders and an even smaller percentage of the Company’s stock. In addition, no part of this transaction is conditioned upon any number of shares being “tendered” to the Company under the Put Option provision. Again, it is simply a characteristic of the Series A Preferred Stock.

However, in order to get further guidance on this issue, I contacted the SEC on behalf of the Company and had several discussions with staff on May 19 and May 24, 2006.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

I inquired as to whether the SEC would deem the proposed transaction as a tender offer due to this cash out alternative. My notes indicate that staff indicated that there was no direct authority on point, but they did not believe that the SEC would determine this to be a tender offer. According to my notes, staff indicated that one influential factor in determining whether a transaction might constitute tender offer is whether it would be subject to shareholder approval, and in this circumstance, shareholder approval is required. Further, staff referenced SEC Release Nos. 34-14699 (April 24, 1978) and 8010-01 (April 20, 1979) as further support that this structure would not constitute a tender offer. These releases discuss statutory mergers which have a cash option feature.

Cover Page

6.	The cover page and language prior to the Summary Term Sheet includes additional language consistent with your request. In addition, consistent with your comment, some additional language has been added to the second and third “Summary Terms” set forth in the Summary Term Sheet, as well as under the questions “Why has the Board Directors chosen this course of action?” and “Will the common shareholders owning more than 750 shares prior to the Conversion receive any transmittal materials after the Conversion?” in the Questions and Answers section. Additional language has also been added to “Special Factors-General Effect of the Recapitalization.” The Company also highlights the fact that these issues are discussed in some detail under “General Effects of the Recapitalization-Termination of SEC Public Disclosure Filings.” Please also note that we were careful not to state that shareholders receiving Series A Preferred Stock will not be receiving any consideration for those shares since, as a result of the Recapitalization, they will be receiving Series A Preferred Stock in exchange for their common shares and, as a result, the opportunity to sell their stock at the $10.00 Put Price. Stating that they receive no consideration might be confusing. We did state that they will receive no consideration with respect to the deregistration of securities.

7.	Consistent with your comment, certain language has been highlighted and additional language inserted in the “General Information” on the cover page. In addition, the Company has highlighted the fact that the holders of Series A Preferred Stock will not generally be entitled to voting rights in the “Summary Term Sheet” and in “Special Factors-Recommendation of the Board of Directors; Fairness of the Recapitalization” and “- General Effects of the Recapitalization.”

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

8.	We refer you to the additional language under “General Information” regarding dissenters’ rights. Also, some changes have been made to the section entitled “Description of the Amendment and Recapitalization—Dissenters’ Rights” to further outline the timing of when eligible dissenting stockholders can exercise dissenters’ rights and, as a result, expect payment of the fair value. It is generally unknown as to whether a dissenting security holder will receive the fair value payment prior to the time he would otherwise receive the Put Option payment since the Company will send its notice to the dissenting shareholders within ten (10) days following the approval of the Conversion, and the dissenters will have at least thirty (30) days to return their demand for payment. Both of these time periods may be shorter if the Company and the dissenting shareholder act quickly. Shareholders exercising the Put Option will need to exercise such options within thirty (30) days following the date the Amendment is filed.

9.	The Board’s basis to determine the number of shares held of record by all of the shareholders will be consistent with the Company’s stock records maintained in the ordinary course. In order to clarify this, we have inserted an additional sentence in the section “Description of the Amendment and Recapitalization; Conversion of Shares in the Transaction.” However, we do feel it is important to disclose to the shareholders that the Board has sole discretion to resolve and to determine any disputes as to the number of shares held of record by any shareholder as of the Record Date.

10.	Each of the Preliminary Proxy Statement and the proxy card has been designated as a “preliminary copy” as per your comment.

Please note that as a result of additional language included pursuant to the above comments, the discussion under the heading “Summary Term Sheet” has been moved from the bottom of page 2 to the top of page 3.

Summary Term Sheet

11.	In order to simplify the disclosure, we removed the sole reference of “going dark” in the “Summary Term Sheet.” We then attempted to clarify what we meant by “going dark” as compared to “going private” in the Questions and Answers section under the question “What is ‘going dark’?.” We agree that the concept of “going dark” is generally understood to mean something different than “going private”, and we do not deem this transaction to be a “going private” transaction.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

Please note that as a result of some hard page breaks, the cross referenced page numbers in the Summary Term Sheet are correct on the printed copy, but they may not appear correct on the Edgar copy.

Questions and Answers

12.	The requested additional information has been inserted in response to the question “Why has the Board chosen this course of action?”

Special Factors

Background of the Transaction

13.	The language under “Background of the Transaction” has been amended to clarify the timing of the Board’s assessment of the SEC and Congress’ intentions to address the disproportionate impact on smaller public companies.

14.	Please see revised discussions regarding the July 14 and October 27, 2005 Board meetings and the Howe Barnes’ presentation at each meeting in the revised Preliminary Proxy Statement. Please note that the presentation at the October 27, 2005 meeting was shorter than the previous presentation, and as a result, the summary required by Item 1015(b)(6) of Regulation M-A is also shorter.

Purposes of the Recapitalization

15.	In “Background of the Transaction-Costs Associated with SEC Regulations”, we have amended the annual on-going costs savings estimate from $93,000 to $88,000. In order to reconcile the table of estimated costs savings (totalling $285,000) under “-Purposes of the Recapitalization”, we broke out costs in more detail so that the shareholders will be able to see the Company’s estimates for current expenses saved, as well as anticipated future expenses to be avoided. As a result, you can see that the amounts identified in such table for (i) expenses associated with quarterly reports, (ii) Edgar and filing costs, (iii) printing costs, (iv) current legal fees, (v) the Nasdaq Global Market listing fee and (vi) current employee hours dedicated to Exchange Act reporting add up to the $88,000 figure.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

Recommendation of the Board of Directors; Fairness of the Recapitalization

16.	In response to this comment, as well as your other comments set forth in paragraphs 17 through 23 in your letter, revisions consistent with this comment has been made under the heading “Recommendation of the Board of Directors; Fairness of the Recapitalization.”

17.	In response to your comment, please see the additional paragraph which is set forth as the second full paragraph after the “Net Book Value” discussion under the heading “Recommendation of the Board of Directors; Fairness of the Recapitalization.”

18.	Please see the revised disclosures in the seventh full paragraph under “Recommendation of the Board of Directors; Fairness of the Recapitalization” response to your comment.

19.	Please see revisions with respect to the referenced sections in response to your comments.

20.	Please see the disclosure set forth in the paragraph immediately preceding the “Voluntary Transaction” discussion which states that the Board did adopt the analysis of Howe Barnes in reaching its fairness determination.

21.	Please see revised language in the referenced paragraph which clarifies the fairness determination is applicable to all unaffiliated stockholders.

22.	Please see the revised discussion in the last 8 paragraphs of “Recommendations of the Board of Directors; Fairness of Recapitalization” in the revised Preliminary Proxy Statement regarding the procedural fairness of the Recapitalization and why the Board of Directors believes the Recapitalization is procedurally fair to unaffiliated stockholders.

23.	Howe Barnes’ opinion states that the Put Price is fair, from a financial point of view, to the holders of the South Street’s common stock. This includes all stockholders including unaffiliated stockholders, those stockholders that are retaining common stock after the Recapitalization, and those stockholders that are being converted to Series A Preferred Stock as a result of the Conversion. As far as determining the Put Price, the impact on affiliated and unaffiliated stockholders is the same. No affiliated stockholders are receiving the Put Price. Of the

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

unaffiliated stockholders, a substantially large majority will also not be receiving the Put Price. As a result, with respect to that aspect of the Conversion, the Board determined Howe Barnes’s opinion to be sufficient support as to the fairness of the Put Price to unaffiliated stockholders.

Opinion of Financial Advisor

24.	Please see additional discussion in the first paragraph of “Opinion of Financial Advisor” which outlines the fee paid to Howe Barnes. However, this fee was already disclosed in the list of expenses under “Purposes of the Recapitalization.”

25.	All financial forecasts and projections provided to Howe Barnes are discussed in the section entitled “—Dividend Discount Analysis” and are set forth fully in the Preliminary Proxy Statement.

26.	Please see additional discussion in the sections entitled “Historical Trading Price and Volume” (which also references the “Historical Performance of the Thrift Equity Market” provision), “Comparable Company Analysis” and “Dividend Discount Analysis” in response to your comments.

27.	Howe Barnes gave greater weight to the more tailored peer group of 12 companies discussed later in the Preliminary Proxy Statement than the broader national peer groups due to the unique financial characteristics of the Company. Please see the revised discussion in the Preliminary Proxy Statement before and after the table referenced in your comment.

28.	Howe Barnes has reported to us that it has not done a comparable transaction analysis. As a result, to clarify the paragraph you referenced, we have removed the sentence which previously stated “Likewise, no reviewed transaction was identical to the Recapitalization.”

29.	The names of the 12 peer companies and additional information requested have now been provided in the revised discussion under “Comparable Company Analysis.”

30.	Please see the revised discussion in the “Dividend Discount Analysis” in response to your comment.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

General Effects of the Recapitalization

31.	In response to your comment, the revised Preliminary Proxy Statement now reflects that the date used by Howe Barnes in calculating the premiums in the analyzed transaction was the date prior to the announcement of the transaction, which was December 11, 2006.

32.	As a result of your comment, we have corrected an error which was set forth in the third to last summary term under the heading “Summary Term Sheet” which had incorrectly identified the cash and cash equivalents as being $16 million (and now reflects the $18 million number which reconciles with figure listed in “General Effects of the Recapitalization”). When reviewing our September 30. 2006 balance sheet, this number also reconciles with the $26 million in stockholders equity, which is another balance sheet entry.

Certain United States Federal Income Tax Consequences.

33.	The heading for this section has been amended consistent with your comment.

Security Ownership of Officers, Directors and 5% Stockholders

34.	For clarification, reference to the ESOP shares was removed from footnote 4. The requested clarification in response to your comment was made to footnote 7, which is included in the revised Preliminary Proxy Statement.

35.	In response to your comment, the revised Preliminary Proxy Statement now includes all executive officers in the referenced stock ownership table under their own line items.

Selected Consolidated Pro Forma Financial Information

36.	The pro forma ratio of earnings to fixed charges has been included under the page entitled “Computation of Ration of Earnings to Fixed Charges” under “Selected Consolidated Pro Forma Financial Information.”

Additional Information

37.	The revision requested has been incorporated into the revised Preliminary Proxy Statement.

Securities and Exchange Commission

Division of Corporate Finance

Attn: David Duchovny

January 19, 2007

Incorporation of Certain Documents by Reference

38.	The language regarding the forward incorporation of documents has been removed from the Preliminary Proxy Statement consistent with your comments.

If you have any questions regarding these responses or revisions, we would appreciate the opportunity to discuss those issues with you. We look forward to hearing from you.

Sincerely yours,

John M. Cross, Jr.

JMC/blh

Enclosures

cc:	R. Ronald Swanner

Christopher F. Cranford

David L. Smith

William Wagner

J. Benjamin Davis, Esq.

Board of Directors of

South Street Financial Corp.

155 West South Street

Albemarle, NC 28001

Attn: Ron Swanner

Gentlemen:

We have acted as counsel to South Street Financial Corp., a North Carolina corporation (the “Company”), in connection with the Company’s proposed amendment to its Articles of Incorporation as set forth in the form Articles of Amendment of South Street Financial Corp. (the “Articles of Amendment”) which is attached as Appendix A to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (File No. 000-21083) (the “Preliminary Proxy Statement”). The Articles of Amendment provide for (i) the authorization of a new class of Series A Preferred Stock, the characteristics of which are set forth in the proposed Articles of Amendment (the “Authorization”), and (ii) the conversion and reclassification of those shares of common stock held by the record holders of less than 750 issued and outstanding shares on the record date to be designated in the final form of the Articles of Amendment (the “Conversion”). The Conversion will be effected on a one share of Series A Preferred Stock for one share of common stock basis. The Authorization and the Conversion are collectively referred to as the “Recapitalization.” Capitalized terms not otherwise specifically defined in this letter shall have the same meanings as set forth in the Preliminary Proxy Statement.

This letter and our opinion herein are being delivered to you at your request and in connection with your response to comment no. 1 from the staff of the Securities and Exchange Commission (“SEC”) regarding the Company’s filing of the Preliminary Proxy Statement and the Schedule 13E-3 (File No. 005-49027), as set forth in the letter to the Company from the SEC dated December 22, 2006.

Description of Securities

At your request, the following table is included to highlight the prominent preferences, limitations and rights of each of the common stock and the Series A Preferred Stock:

Board of Directors of

South Street Financial Corp.

January 19, 2007

	Common Stock	Series A Preferred Stock
Voting Rights	Holders of common stock can vote on any matter that is subject to stockholder approval.	Holders of Series A Preferred Stock can only vote (i) as required by law and (ii) upon any merger, acquisition of all or substantially all of the capital stock or assets of the Company, or other business combination involving the Company, in which the holders of the Company’s common stock are entitled to vote. Except to the extent required by law, holders of the Series A Preferred Stock shall not vote as a separate class. Rather, to the extent such votes are cast on the above matters, those votes shall be cast on a one vote for each share of Series A Preferred Stock basis, and the votes will be counted cumulatively with those cast by the holders of the common stock.

Dividend Rights	Holders of common stock are entitled to receive dividends, when and if declared and paid by the Company; provided, however, that following the Reclassification, the Company will not be permitted to pay any cash dividends to holders of common stock unless such dividends are first paid to holders of Series A Preferred Stock in an amount not less than the dividends paid on a per share basis to the holders of the common stock.	Holders of the Series A Preferred Stock are entitled to a preference in the distribution of dividends so that holders of the Series A Preferred Stock shall receive dividends, when and if declared and paid by the Company, prior to the receipt of dividends by holders of the common stock and in amounts not less than those paid on a per share basis to the holders of common stock. The Company is not required to pay any dividends as to the common stock (and as a result as to the Series A Preferred Stock), and if the Company does not declare and pay dividends, such unpaid dividends will not accumulate to future periods on

Board of Directors of

South Street Financial Corp.

January 19, 2007

behalf of either the Series A preferred stockholders or the common stockholders. There is no restriction in the Articles of Amendment that prohibits the Company from paying a dividend to the holders of the Series A Preferred Stock in circumstances in which such dividend is not received by the holders of the common stock.

Redemption Rights	Holders of the common stock are not entitled to any redemption rights except to the extent they may arise by applicable law.	Under the terms of the Articles of Amendment, for a period of thirty (30) calendar days following the Conversion, each holder of the Series A Preferred Stock will have an option to sell to the Company all of such holder’s shares of Series A Preferred Stock at a “Put Price” of $10.00 per share. The closing of the sale and purchase upon the exercise of such option shall occur within ten (10) business days following the Company’s timely receipt of the eligible holder’s written exercise of such option.

Liquidation Rights	Holders of common stock have no liquidation preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.	In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock will receive a liquidation preference such that no distribution shall be made to the holders of the shares of common stock unless, prior thereto, the holders of the Series A Preferred Stock will have received a cash payment equal to $4.50 per share.

Board of Directors of

South Street Financial Corp.

January 19, 2007

Pre-emptive Rights	Except as otherwise required by law, holders of common stock do not have any pre-emptive rights to purchase shares of any class of stock of the Company that may be issued in the future.	Except as otherwise required by law, holders of Series A preferred stock do not have any pre-emptive rights to purchase shares of any class of stock of the Company that may be issued in the future.

Convertibility	Shares of common stock are not convertible to any other security.

The Series A Preferred Stock shall automatically convert into shares of the Company’s common stock, on a one share for one share basis, immediately prior to the closing of a “Change of Control.” As set forth in the Articles of Amendment, a “Change of Control” is any merger of, acquisition of all the capital stock of, or other business combination involving, the Company (other than with an entity 50% or more of which is controlled by, or is under the common control with, the Company), (i) in which the Company is not the surviving entity or (ii) in which the Company survives the transaction as a subsidiary of another entity or (iii) which involves any sale of all or substantially all of the assets of the Company or (iv) in which the Company’s stockholders immediately prior to the transaction will hold less than 50% of the equity ownership or voting rights of the surviving entity after the transaction.

Assumptions

In rendering our opinion herein, we have assumed, with your express permission, each of the following:

Board of Directors of

South Street Financial Corp.

January 19, 2007

A. All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of North Carolina are generally available to lawyers practicing in North Carolina and are in a format that makes legal research reasonably feasible.

B. The constitutionality or validity of a relevant statute, rule, regulation or agency action is not an issue unless a reported decision in North Carolina has specifically established its unconstitutionality or invalidity.

Opinion

Based upon the foregoing assumptions, and subject to the qualifications, limitations and exceptions set forth herein, and as more specifically explained hereunder, we are of the opinion that, under North Carolina law, the proposed Series A Preferred Stock is a separate class of securities from the common stock of the Company.

Legal Analysis

A North Carolina corporation can divide its shares into two or more separate classes. Ellington v. Raleigh Bldg. Supply Co., 196 N.C. 784, 147 S.E. 307, 309 (1929); Robinson on North Carolina Corporation Law, §19.4 (7th ed. 2006). If a corporation wishes to authorize more than one class of shares, “the Articles of Incorporation must prescribe a distinguishing designation for each class, and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.” N.C. Gen. Stat. §55-6-01(a) (2000 & Supp. 2006). The authority to allow a corporation to authorize more than one class of stock (or a series within a class) is permissive. The only requirements as to classes of stock, which must be set forth in the Articles of Incorporation, is that (i) one or more classes of shares shall have unlimited voting rights and (ii) one or more classes of shares (which may the same class or classes as those with the voting rights) are entitled to receive the net assets of the corporation upon dissolution. N.C. Gen. Stat. § 55-6-01(c). These voting and distribution rights are not required to accompany all stock classes since one class is able to hold all of these rights if a corporation so desires.

Subject to the restrictions requiring that one or more classes of shares have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution, a North Carolina corporation has flexibility in determining the classes of stock authorized by it or the series within such a class. The North Carolina statute that authorizes the creation of classes of stock (N.C. Gen. Stat. § 55-6-01) is essentially similar to the Model Business Corporation Act § 6.01. See comment to N.C. Gen. Stat. § 55-6-01. The Model Act’s comments note that “[s]ection 6.01 authorizes the creation of new and innovative classes or series of shares without limitation or restriction. The section is enabling rather than restrictive since corporations often

Board of Directors of

South Street Financial Corp.

January 19, 2007

find it necessary to create new and innovative classes . . . for a variety of reasons.” Model Bus. Corp. Act Ann. § 6.01, cmt. 4 (1984 & Supp. 2002). Section 55-6-01(d) of the North Carolina General Statutes specifically states that a corporation’s articles of incorporation may authorize one or more classes of shares that (i) have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law, (ii) are redeemable or convertible for cash or securities, (iii) entitle holders to distributions calculated in any manner, and (iv) provide the security holders with a preference with respect to distributions, including dividends and distributions upon the dissolution of a corporation. Id. However, the statute is clear that the designations, preferences, limitations and relative rights that are set forth in North Carolina General Statute § 55-6-01(d) are not exhaustive, which once again enforces the flexibility a North Carolina corporation has in authorizing different classes of stock. N.C. Gen. Stat. § 55-6-01(e).

Although North Carolina law gives a corporation flexibility in authorizing different classes of shares, North Carolina General Statute § 55-6-01(a) specifically requires that “[a]ll shares of a class must have preferences, limitations, and relative rights identical with those of other shares of the same class unless the articles of incorporation divide a class into series.” Based on the foregoing, the Company has the authority, subject to appropriate approvals by the Company’s Board of Directors and shareholders, to authorize the new class of Series A Preferred Stock with rights, preferences separate and distinct from the Company’s common stock. Thus, because the Company’s common stock and the proposed Series A Preferred Stock will not have identical rights and preferences as to each other, North Carolina law prohibits them from being acknowledged as a single class of stock. As a result, they will be deemed separate classes of securities under applicable law.

As highlighted above, the characteristics of the Series A Preferred Stock are distinct from the common stock as to (i) voting rights, (ii) dividend preferences, (iii) liquidating distribution entitlements and (iv) redemption rights to sell to the Company the stock at a $10.00 per share Put Price for 30 days following the Conversion. Although the Series A Preferred Stock will be converted upon a Change of Control, because such conversion to common stock will only happen upon such a Change in Control, we determined that this did not affect our conclusion that the Series A Preferred Stock is a separate class of securities from the common stock.

Qualifications and Limitations.

The foregoing opinion is subject to the following qualifications, limitations and exceptions, in addition to such other assumptions, qualifications and limitations otherwise set forth in this letter:

Board of Directors of

South Street Financial Corp.

January 19, 2007

A. To the extent our opinion refers to a future event, we have assumed that all applicable laws, rules and regulations, the Articles of Incorporation of the Company (and the proposed Articles of Amendment), and all pertinent facts will be the same at such future date as currently existing, and we have assumed that all of the foregoing assumptions will remain applicable to the opinion at such time.

B. Our opinion is limited to matters expressly stated herein, and no opinion may be inferred or implied beyond the matters expressly stated.

C. The opinion expressed herein is limited to matters of North Carolina law.

D. The opinion set forth herein represents our professional judgment as to the matters described; it is not binding upon any party or any court or other tribunal; and it does not represent any guaranty of any particular result or consequences.

E. The opinion rendered herein is rendered solely to you in connection with the purpose set forth herein.

F. The opinion set forth herein is rendered as of the date set above, we have no obligation to update or supplement our opinion to reflect any facts which may hereafter come to our attention or any changes in law which may hereafter occur.

Very truly yours,

/s/ BROOKS, PIERCE, McLENDON, HUMPHREY & LEONARD, L.L.P.

BROOKS, PIERCE, McLENDON, HUMPHREY & LEONARD, L.L.P.

JMC/blh